UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For October 13, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  October 13, 2004

CALGARY, ALBERTA, CANADA - OCTOBER 13, 2004

               PRECISION DRILLING CORPORATION'S THIRD QUARTER 2004
                 EARNINGS EXPECTED TO BE CDN $0.65 TO CDN $0.70


Precision Drilling Corporation ("Precision" or the "Corporation") today announces that it expects diluted earnings per share from continuing operations for the third quarter of 2004 to be in the range of from $0.65 to $0.70 per share. This is less than the current consensus estimate of approximately $0.74 per share.

The principal reason for the earnings shortfall is the often reported wet weather conditions extending through September which have hampered Canadian oilfield activity during the third quarter. The province of Alberta has received approximately 23% more rainfall this year than last year. Also contributing to reduced earnings is the close to 6% strengthening of the Canadian dollar versus the US dollar during the third quarter. This serves to reduce the Canadian dollar equivalent of the income earned by our foreign operations and also to generate foreign exchange losses on certain US dollar denominated assets.

The above items were offset somewhat by a $2.5 million gain on sale of equity investments.

Demand for the Corporation's services in the Canadian market is very strong and this is reflected in improved pricing in the fourth quarter. The supply and demand fundamentals of the oilfield services business, which hinge on commodity prices, appear to be very sound with all indications pointing to a strong fourth quarter and a busy 2005.

Certain statements contained in this press release, including statements which are related to expected earnings, demand for the Corporation's services and supply and demand fundamentals of the oilfield services business and which may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision Drilling Corporation (TSX: PD and PDU; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.